                                                                       Exhibit 1

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

         The Company generates revenues from the initial sales of in vitro diagnostic ("IVD") imaging systems based on its patented and proprietary "Automated Intelligent Microscopy" technology, which in turn generate follow-on sales of supplies and service necessary for their operation. The Company also generates revenues from sales of ancillary lines of small laboratory instruments and supplies.

         Until recently, the Company generated most of its revenues from sales of two models of The Yellow IRIS(R) urinalysis workstation and related supplies and services. These two models differ mainly by their speed and price. In 1996, the Company introduced a third model of The Yellow IRIS(R) and two new lines of other IVD imaging systems. The Model 900UDx(TM) urine pathology system, the latest in The Yellow IRIS(R) family, is a higher capacity automated urinalysis workstation designed especially for the high-volume testing requirements of large hospitals and reference laboratories. The Company received FDA clearance to market the Model 900UDx(TM) in March 1996 and began sales in May. The Company also received FDA clearance to market The White IRIS(R) leukocyte differential analyzer in May 1996 and expects to start sales of this system in 1997. Finally, the Company began selling the PowerGene(TM) family of genetic analyzers in August 1996 after completing the acquisition (the "PSI Acquisition") of the IVD imaging business of Perceptive Scientific Instruments, Inc. ("PSI").

         The Company invests in research and product development for new products and enhancements to existing products. The following table summarizes total product technology expenditures for the periods indicated:

                                                                                              Nine Months Ended
                                                 Year Ended December 31,                        September 30,
                                          ------------------------------------------         ----------------------
                                             1993            1994            1995              1995        1996
                                          ---------       ---------        ---------         ---------    ---------
                                                                       (in thousands)
 Research and development
   expense, net  . . . . . . . .           $  879          $  663          $1,220            $  882       $1,249
 Capitalized software
   development costs . . . . . .               81              25             299               176          538
 Reimbursed costs under research
   and development contracts . .              539           1,111             843               795        1,327
   Total product technology               ---------       ---------        ---------         ---------    ---------
            expenditures . . . .           $1,499          $1,799          $2,362            $1,853        $3,114
                                          =========       =========        =========         =========    =========


         The Company has in the past partially funded its research and development programs through (i) grants from the National Institutes of Health obtained through the federal government's Small Business Innovative Research program, (ii) joint development programs with strategic partners and (iii) Company-sponsored research and development entities.

         In recent years, the Company has, in addition to its internally-funded projects, entered into four significant externally-funded projects, two joint development projects with strategic partners and two projects with Company-sponsored research and development entities. From 1994 to 1996, the Company collaborated with Boehringer Mannheim Corporation ("BMC"), an Indianapolis-based manufacturer of diagnostic products, and Boehringer Mannheim GmbH ("BMG"), BMC's German affiliate and a world leader in clinical chemistry, in the development of (i) the CHEMSTRIP(R)/IRIStrip(TM) urine test strips and a related urine test strip reader for The Yellow IRIS(R) and (ii) the Model 900UDx(R), the latest model in The Yellow IRIS(R) family. The Company entered into a project in October 1992 with LDA, a Company-sponsored research and development entity, for development of The White IRIS(R) leukocyte differential analyzer. Corange International Limited ("Corange"), an affiliate of BMC and BMG, provided substantial funding to LDA. In June 1995, the Company acquired LDA for approximately 498,000 shares of Common Stock. As a result of the LDA acquisition, the Company incurred a non-recurring, non-cash charge of $3.2 million against earnings for the nine months ended September 30, 1995 for the acquisition of in-process research and development since The White IRIS(R) had not yet received FDA clearance. The White IRIS(R) received FDA clearance in May 1996, and the Company expects to begin marketing The White IRIS(R) in 1997. The Company entered into a similar project in September 1995 with Poly U/A Systems, Inc. ("Poly"), another Company-sponsored research and development entity, for development of several new products to enhance automated urinalysis ("the Poly Products"). The program with Poly is currently ongoing. See "-- Liquidity and Capital Resources."

         BMC and BMG recently agreed to several amendments to their contracts with the Company, strengthening their ties in the supply and distribution of CHEMSTRIP(R)/IRIStrip(TM) urine test strips while withdrawing from longer term mutual commitments in the areas of hematology and urine microscopy. Among other things, BMC agreed to supply the Company with CHEMSTRIP(R)/IRIStrip(TM) urine test strips at a reduced price and extended the term of the underlying supply agreement from 1999 until six years after the last date of sale of any model of The Yellow IRIS(R) containing the urine test strip reader supplied by BMC. In return, the Company relieved BMC of its obligation to purchase a minimum number of Model 900UDx(TM) systems and to supply certain technology and components.

         The Company and BMG also reaffirmed their mutual commitment to manufacture and market the Model 900UDx(TM) and extended the term of the underlying agreement from 2000 until six years after the last date of sale of any Model 900UDx(TM). The Company will continue to manufacture the Model 900UDx(TM) with BMG providing certain components on an OEM basis at cost. The Model 900UDx will be marketed exclusively by the Company in the United States, Canada and Taiwan, exclusively by BMG in Germany and Italy and by both companies in other markets.

         As compensation to the Company for potentially missed business opportunities in hematology, Corange sold to the Company the 469,413 shares of Common Stock and the warrant to purchase 250,000 shares of Common Stock previously acquired by Corange from the Company in connection with various joint development projects (the "Corange Securities") at their original aggregate purchase price of $2.1 million, or $4.54 per share of Common Stock. The purchase price for the Corange Securities is due on or before December 31, 1996.

RECENT DEVELOPMENTS

         Early in the fourth quarter, the Company implemented a restructuring that reduced its workforce by approximately eighteen percent. The restructuring is aimed primarily at restoring profitability following the Company's operating loss in the third quarter of this year. Most of the reductions in the workforce occurred at the Company's headquarters facility in Chatsworth, California. The restructuring is expected to reduce current expenditure levels by more than $1.9 million annually, after a one-time charge to earnings of approximately $300,000 which the Company expects to incur during the fourth quarter of 1996 for severance and other incremental costs associated with the restructuring.

RESTATEMENT OF PRIOR PERIODS' RESULTS OF OPERATIONS

         The Company recently completed a review of its revenue recognition policy and procedures. As a result of the review, the Company has restated its results of operations for certain prior periods described below to appropriately reflect the Company's revenue in accordance with its refined revenue recognition policy. Such restatements pertain to the amount and timing of revenues recognized under an introductory sales program and the timing of revenues recognized for shipments made "FOB destination" or under contingent sales terms. The Company has established procedures to assure appropriate revenue recognition in the future.

         The Company plans to amend its Annual Report on Form 10-K for the year ended December 31, 1995 and its Quarterly Reports on Form 10-Q for the three month periods ended March 31, 1996 and June 30, 1996 to reflect the adjustments. The table below sets forth selected operating data for the relevant periods on both a restated basis and as previously reported. (The previously reported operating data in the table below has also been restated to retroactively reflect the pooling-of-interests transaction described below under "Results of Operations.")

                                                Year Ended               Three Months Ended            Three Months Ended
                                                ----------               ------------------            ------------------
                                            December 31, 1995             March 31, 1996                 June 30, 1996
                                            -----------------             --------------                 -------------
                                        As Reported   As Restated   As Reported    As Restated    As Reported    As Restated
                                        -----------   -----------   -----------    -----------    -----------    -----------
                                                              (in thousands, except per share amounts)
 Net sales                                 $15,022       $14,392       $ 4,344        $ 3,904        $ 4,785         $ 4,824

 Cost of sales                               7,361         7,127         2,161          2,041          2,334           2,423
                                           -------       -------        ------         ------         ------          ------
   Gross margin                              7,661         7,265         2,183          1,863          2,451           2,401
 Operating expenses                          9,210         9,163         1,783          1,719          1,971           2,019
                                           --------       ------        ------         ------         ------          ------
   Operating income (loss)                  (1,549)       (1,898)          400            144            480             382
 Other income                                  378           378            82             82             80              81
                                               ---           ---            --             --             --              --
   Income (loss) before taxes               (1,171)       (1,520)          482            226            560             463

 Tax provision (benefit)                    (3,528)       (3,646)           40             19            135             112
                                           -------        ------           ---            ---           ----            ----
   Net income (loss)                       $ 2,357       $ 2,126         $ 442          $ 207          $ 425           $ 351
                                           =======       =======         =====          =====          =====           =====
   Net income (loss) per share             $  0.37       $  0.33        $ 0.07          $0.03          $0.06           $0.05

RESULTS OF OPERATIONS

         The consolidated financial statements of the Company contained in this report have been retroactively restated for all periods presented to include the financial position, results of operations and cash flows of StatSpin, Inc. (formerly known as StatSpin Technologies) ("StatSpin") in accordance with the pooling-of-interests method of accounting. The consolidated financial statements also reflect the consummation of the PSI Acquisition on July 31, 1996 which was accounted for using the purchase method of accounting. Accordingly, the consolidated statements of operations for the three and nine month periods ended September 30, 1996 include two months of operation of the business acquired from PSI. See "-- PSI and Other Recent Acquisitions."

Comparison of Nine Months Ended September 30, 1996 to Nine Months Ended September 30, 1995

         Net sales for the nine months ended September 30, 1996 increased to $14.3 million from $10.6 million, an increase of $3.7 million or 34% over the comparable period of the prior year. Sales of IVD imaging systems increased to $4.0 million from $3.3 million, an increase of $684,000 or 21% over the comparable period. The increase was due to the addition of the PowerGene(TM) family of genetic analyzers to the Company's product line in August 1996, partially offset by a decline in sales of The Yellow IRIS(R) urinalysis workstation in the third quarter of 1996. The Company believes that the ongoing consolidation in the healthcare industry may be adversely affecting sales of The Yellow IRIS(R) as some hospitals and reference laboratories appear to be postponing large capital investment decisions due to the resulting uncertainty. The Company also believes that there is a growing trend among potential customers for The Yellow IRIS(R) toward leasing these systems on a cost-per-test basis rather than purchasing them. The effect of this trend is to spread the revenue from system placements over several years. The Company believes that sales of the PowerGene(TM) analyzer have not been similarly affected because that instrument appeals to a different segment of the healthcare market than The Yellow IRIS(R) system.

         Sales of IVD imaging system supplies and service increased to $6.6 million from $4.9 million, an increase of $1.7 million or 34% over the comparable period, due to the larger installed base of IVD imaging systems and the ongoing conversion of the installed base to the new CHEMSTRIP(R)/IRIStrip(TM) urine test strips. As of September 30, 1996, the Company had converted approximately 85% of the installed base of The Yellow IRIS(R) systems from test strips marketed by various distributors to the new test strips marketed exclusively by the Company. Sales of small instruments and supplies increased to $3.7 million from $2.4 million, an increase of $1.3 million or 54%, over the comparable period. The increase reflects generally higher sales levels of the StatSpin products, as well as the addition of the Cen-Slide(R) urine sediment analysis system in March 1996 and the product line acquired from Biovation, Inc. ("Biovation") in March 1995. See "-- PSI and Other Recent Acquisitions."

         Cost of goods for IVD imaging systems increased as a percentage of sales of IVD imaging systems to 52% for the nine months ended September 30, 1996 from 46% for the comparable period due primarily to the addition of the Model 900UDx(TM) to the product line and amortization of certain fixed costs for IVD imaging systems over a smaller volume of system sales. These factors were partially offset by the addition of the higher-margin PowerGene(TM) family of genetic analyzers to the Company's product line in August 1996. Although the Model 900UDx(TM) currently has a lower gross margin than other models of The Yellow IRIS(R), the Company expects the Model 900UDx(TM) to generate higher sales of supplies in future periods than its other models. Cost of goods for IVD imaging system supplies and service increased as a percentage of sales of such products to 55% for the nine months ended September 30, 1996 from 48% for the comparable period primarily due to relatively lower gross margins on sales of CHEMSTRIP(R)/IRIStrip(TM) urine test strips which accounted for a greater proportion of sales of system supplies, as well as a decline in gross margins on certain other IVD imaging system supplies and service. Cost of goods for small instruments and supplies decreased as a percentage of sales of small instruments and supplies to 54% for the nine months ended September 30, 1996 from 57% for the comparable period due to higher gross margins on the recently added Cen-Slide(R) urine sediment analysis system and Biovation product line as compared to the Company's other small instruments and supplies, as well as improved gross margins on the StatSpin product lines due to the higher sales volume and cost reductions. The net result of these changes and the overall change in product mix was a decrease in aggregate gross margin to 46% for the nine months ended September 30, 1996 from 51% for the prior period.

         Marketing and selling expenses consist primarily of salaries, commissions and related travel expenses of the Company's direct sales force, as well as salaries for the marketing and distributor relations departments. Marketing and selling expenses increased to $3.2 million for the nine months ended September 30, 1996 from $2.1 million, an increase of $1.1 million or 55% over the comparable period, and increased as a percentage of net sales to 23% from 20%, due to the addition of the PSI sales force, increased trade show expenses and increased spending on direct sales and after-sales support. The Company expects trade show expenses and spending on direct sales and after-sales support to decline during the fourth quarter of this year.

         General and administrative expenses consist primarily of payroll costs associated with the Company's management and support personnel, facilities related costs and legal and accounting fees. General and administrative expenses increased to $2.3 million for the nine months ended September 30, 1996 from $1.3 million, an increase of $1 million or 81% over the comparable period, and increased as a percentage of net sales to 16% from 12%, primarily as a result of one-time costs associated with the StatSpin acquisition, an increase in the allowance for doubtful accounts, incremental costs associated with the addition of the business acquired from PSI, increased legal and accounting expenses, increased facilities costs and the addition of personnel to the administrative staff.

         Net research and development expenses consist of costs incurred for the development of new products and improvements to existing products less third-party reimbursements under joint development programs, grants and research and development contracts. Net research and development expenses increased to $1.2 million for the nine months ended September 30, 1996 from $882,000, an increase of 367,000 or 42% over the comparable period, and increased slightly as a percentage of net sales to 9% from 8%. Reimbursements under joint development programs increased to $1.3 million from $795,000. Total product technology expenditures increased to $3.1 million from $1.9 million, an increase of $1.2 million or 68% over the comparable period, due primarily to the acceleration of work on the Model 900UDx(R) prior to its launch, commercial refinements to The White IRIS(R) following FDA clearance in preparation of its launch and the addition of research and development staff from PSI.

         Amortization of intangible assets reflects the amortization of deferred expenses for warrants issued in connection with joint development projects, intangible assets arising from acquisitions and patents. See
"-- Overview" and "-- Liquidity and Capital Resources." Amortization of intangible assets for the nine months ended September 30, 1996 increased to $446,000 for the nine months ended September 30, 1996 from $130,000, an increase of $316,000 or 243% over the comparable period, primarily as a result the issuance of warrants in connection with the development project with Poly and the acquisition of intangible assets in the PSI Acquisition. See "-- Liquidity and Capital Resources."

         The results of operations for the nine months ended September 30, 1996 include additional charges to earnings of $1.3 million during the third quarter for the write-off of deferred offering costs, litigation expenses and reductions in the net realizable value of inventory and other assets. Due to the Company's decision not to pursue a previously announced public offering, the Company recognized $824,000 of expenses associated with the offering. See "-- Liquidity and Capital Resources." The charge to earnings also includes $301,000 for expenses related to ongoing litigation with Intelligent Medical Imaging, Inc. and an arbitration with TOA Medical Electronics, Inc. and $191,000 for reductions in the net realizable value of inventory and other assets. The Company does not expect these charges to recur, except that litigation and arbitration expenses will continue during the fourth quarter and perhaps beyond. The Company expects a decision in the arbitration during the fourth quarter, and the prevailing party is expected to recover attorney fees (estimated at $250,000 or more) from the other party. The Company also expects to incur an additional charge to earnings of approximately $300,000 in the fourth quarter of 1996 for severance and other incremental costs associated with a recent restructuring of the Company's personnel. See "-- Recent Developments."

         Acquisition of in-process research and development for the nine months ended September 30, 1996 reflects the PSI Acquisition which resulted in a non-recurring charge against earnings of $7.2 million in the third quarter of 1996 for the acquisition of in-process research and development. Acquisition of in-process research and development for the nine months ended September 30, 1995 reflects the acquisition of LDA which resulted in a non-recurring, non-cash charge of $3.2 million against earnings in the second quarter of 1995 for the acquisition of in-process research and development (i.e., work-in-process not yet cleared by the FDA). The FDA cleared The White IRIS(R) in May 1996.

         Interest income consists of income from investments and decreased to $182,000 for the nine months ended September 30, 1996 from $244,000 for the comparable period, primarily as the result of decreased amounts of invested cash during the 1996 period.

         Interest expense consists in 1996 primarily of interest indebtedness incurred to finance the PSI Acquisition (consisting of the Term Loan, the Subordinated Note and the Credit Facility). See "-- Liquidity and Capital Resources" and "-- PSI and Other Recent Acquisitions." Interest expense increased to $248,000 for the nine months ended September 30, 1996 from $41,000 for the comparable period due to the completion in July 1996 of the PSI Acquisition.

         Other income consists principally of royalties for sales of licensed products and was $63,000 for the nine months ended September 30, 1996, relatively unchanged from the comparable period.

         The income tax benefit for the nine months ended September 30, 1996 was $3.5 million as compared to an income tax provision of $32,000 for the comparable period in 1995. The effective tax rate (benefit) increased to
(38)% for the nine months ended September 30, 1996 from 3% for the 1995 period (before non-recurring charges) due to management's assessment that it is more likely than not that the net operating loss generated in 1996 will be realized through future taxable income. For the nine months ended September 30, 1995, the income tax benefit from the utilization of net operating loss carryforwards was recognized in the period of utilization.

         The above factors contributed to a net loss of $5.7 million, or $0.90 per share, for the nine months ended September 30, 1996 as compared to a net loss of $1.9 million, or $0.34 per share, for the nine months ended September 30, 1995. Excluding the charges to earnings for the acquisition of in-process research and development from PSI and LDA and the $1.3 million of additional charges to earnings discussed above, the Company would have had a net loss of approximately $420,000, or $0.07 per share, and net income of $1.2 million, or $0.18 per share, for the nine month periods ended September 30, 1996 and 1995, respectively.

Comparison of Three Months Ended September 30, 1996 to Three Months Ended September 30, 1995

         Net sales for the three months ended September 30, 1996 increased to $5.5 million from $3.7 million, an increase of $1.8 million or 48% over the comparable period of the prior year. Sales of IVD imaging systems increased to $1.8 million from $1.1 million, an increase of $642,000 or 57% over the comparable period. The increase was due to the addition of the PowerGene(TM) family of genetic analyzers to the Company's product line in August 1996, partially offset by a decline in sales of The Yellow IRIS(R) urinalysis workstations in the third quarter of 1996. See "-- Comparison of Nine Months Ended September 30, 1996 to Nine Months Ended September 30, 1995." Sales of IVD imaging system supplies and service increased to $2.4 million from $1.8 million, an increase of $666,000 or 38% over the comparable period, due to the larger installed base of IVD imaging systems and the ongoing conversion of the installed base to the new CHEMSTRIP(R)/IRIStrip(TM) urine test strips. As of September 30, 1996, the Company had converted approximately 85% of the installed base of The Yellow IRIS(R) systems from test strips marketed by various distributors to the new test strips marketed exclusively by the Company. Sales of small instruments and supplies increased to $1.3 million from $854,000 million, an increase of $492,000 or 58%, over the comparable period. The increase reflects generally higher sales levels of StatSpin products, as well as the addition of the Cen-Slide(R) urine sediment analysis system in March 1996 and the product line acquired from Biovation in March 1995. See "-- PSI and Other Recent Acquisitions."

         Cost of goods for IVD imaging systems increased as a percentage of sales of IVD imaging systems to 53% for the three months ended September 30, 1996 from 48% for the comparable period due primarily to the addition of the Model 900UDx(TM) to the product line and amortization of certain fixed costs for IVD imaging systems over a smaller volume of system sales. These factors were partially offset by the addition of the higher-margin PowerGene(TM) family of genetic analyzers to the Company's product line in August 1996. See
"-- Comparison of Nine Months Ended September 30, 1996 to Nine Months Ended September 30, 1995."

Cost of goods for IVD imaging system supplies and service increased as a percentage of sales of such products to 63% for the three months ended September 30, 1996 from 45% for the comparable period primarily due to relatively lower gross margins on sales of CHEMSTRIP(R)/IRIStrip(TM) urine test strips which accounted for a greater proportion of sales of system supplies, as well as a decline in gross margin on certain other IVD imaging system supplies and service. Cost of goods for small instruments and supplies decreased as a percentage of sales of small instruments and supplies to 55% for the three months ended September 30, 1996 from 56% for the comparable period. The net result of these changes and the overall change in product mix was a decrease in aggregate gross margin to 42% for the three months ended September 30, 1996 from 52% for the comparable period.

         Marketing and selling expenses increased to $1.5 million for the three months ended September 30, 1996 from $731,000, an increase of $804,000 or 110% over the comparable period, and increased as a percentage of net sales to 28% from 20%, due to the addition of PSI's direct sales force in August 1996, lower sales of The Yellow IRIS(R) workstation, increased trade show expenses and increased spending on direct sales and after-sales support. See "-- Comparison of Nine Months Ended September 30, 1996 to Nine Months Ended September 30, 1995."

         General and administrative expenses increased to $1.1 million for the three months ended September 30, 1996 from $435,000, an increase of $637,000 or 147% over the comparable period, and increased as a percentage of net sales to 19% from 12%, primarily as a result of an increase in the allowance for doubtful accounts, incremental costs associated with the addition of the business acquired from PSI, increased legal and accounting expenses, increased facilities costs and the addition of personnel to the administrative staff.

         Net research and development expenses increased to $658,000 for the three months ended September 30, 1996 from $218,000, an increase of $440,000 or 202% over the comparable period, due principally to increased expenditures self funded by the Company, and increased as a percentage of net sales to 12% from 6%. Total product technology expenditures increased to $1.3 million from $473,000, an increase of $818,000 or 173% over the comparable period, due primarily to commercial refinements to The White IRIS(R) following FDA clearance in preparation of its launch and enhancements to the Model
900UDx(TM) and the addition of research and development staff from PSI.

         Amortization of intangible assets for the three months ended September 30, 1996 increased to $266,000 from $47,000, an increase of $219,000 or 468%
over the comparable period, primarily as a result the issuance of warrants in connection with the development project with Poly and the acquisition of intangible assets in the PSI Acquisition. See "-- Liquidity and Capital Resources."

         The results of operations for the three months ended September 30, 1996 include additional charges to earnings of $1.3 million during the period for the write-off of deferred offering costs, litigation expenses and reductions in the net realizable value of inventory and other assets. See "-- Comparison of Nine Months Ended September 30, 1996 to Nine Months Ended September 30, 1995."

         Acquisition of in-process research and development for the three months ended September 30, 1996 reflects the PSI Acquisition which resulted in a non-recurring charge against earnings of $7.2 million in the third quarter of 1996 for the acquisition of in-process research and development.

         Interest income decreased to $45,000 for the three months ended September 30, 1996 from $69,000 for the comparable period, primarily as the result of decreased amounts of invested cash during the 1996 period.

         Interest expense increased to $243,000 for the three months ended September 30, 1996 from $4,000 for the comparable period due to indebtedness incurred in July 1996 to finance the PSI Acquisition. See "-- Liquidity and Capital Resources."

         Other income was $31,000 for the three months ended September 30, 1996 for sales of licensed products.

         The income tax benefit for the three months ended September 30, 1996 was $3.7 million as compared to an income tax provision of $4,000 for the comparable period in 1995. The effective tax rate increased to 37% for the three months ended September 30, 1996 due to management's assessment that it is more likely than not that the net operating loss generated in 1996 will be realized through future taxable income. For the three months ended September 30, 1995, the income tax benefit from the utilization of net operating loss carryforwards was recognized in the period of utilization.

         The above factors contributed to net loss of $6.3 million, or $0.98 per share, for the three months ended September 30, 1996 as compared to net income of $564,000, or $0.09 per share, for the three months ended September 30, 1995. Excluding the charge to earnings for the acquisition of in-process research and development from PSI and the $1.3 million of additional charges to earnings discussed above, the Company would have had a net loss of approximately $850,000 or $0.13 per share, for the three month period ended September 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

         Cash, cash equivalents and short-term investments decreased to $791,000 (excluding $1.8 million in restricted short-term investments pledged to the Bank) at September 30, 1996 from $6.2 million at December 31, 1995. The decrease is primarily attributable to the third quarter operating loss, StatSpin and PSI acquisition expenses, increased levels of inventory and accounts receivable, the acquisition of the Cen-Slide(R) urine sediment analysis system and the purchase of additional manufacturing and office equipment. Inventory levels during the first nine months of 1996 increased to $4.6 million from $2.9 million. This increase was primarily due to the addition of PSI products and the Model 900UDx(TM) to the product line, as well as the additional inventory of supplies and spare parts required to support the growing size of the installed base of IVD imaging systems. Total accounts receivable increased to $5.9 million at September 30, 1996 from $3.8 million at December 31, 1995. This increase was the result of higher sales levels generated by the addition of the PowerGene(TM) family of genetic analyzers to the Company's product line in August 1996.

         In the nine months ended September 30, 1996, the Company expended $717,000 for capital equipment, primarily for manufacturing and office equipment, and $538,000 in capitalized software development. The Company expended $821,000, $266,000 and $439,000 for capital equipment and $299,000,
$25,000 and $81,000 in capitalized software development in 1995, 1994 and 1993, respectively. The Company does not presently have any material commitments for capital expenditures. However, the Company expects a decision in the arbitration with TOA Medical Electronics, Inc. during the fourth quarter, and the prevailing party is expected to recover attorney fees (estimated at $250,000 or more) from the other party.

         During the nine months ended September 30, 1996, the Company generated cash of $283,000 from stock sales to employees under the Company's stock option and purchase plans and from exercises of stock options assumed in connection with the StatSpin acquisition. The Company generated cash of $1.7 million, $356,000 and $206,000 in 1995, 1994 and 1993, respectively, from exercises of outstanding warrants issued in connection with the formation of LDA and stock sales to employees under the Company's stock option and purchase plans.

         In September 1995, the Company purchased the Corange Securities at their original aggregate purchase price of $2.1 million. The Company has not yet paid the purchase price which is due on or before December 31, 1996. See "-- Overview."

         On July 31, 1996, the Company completed the PSI Acquisition for approximately $16.1 million in cash plus a five-year warrant to purchase 875,000 shares of the Company's Common Stock at $8.00 per share. The Company financed the cash portion of the purchase price with (i) a $7.0 million principal amount subordinated note issued to PSI's parent company (the "Subordinated Note"), (ii) a $7.8 million term loan from City National Bank (the "Bank") (the "Term Loan") and (iii) $1.3 million loan drawn under a new revolving line of credit with the Bank (the "Credit Facility").

         The Subordinated Note bears interest at a fixed rate of 8.5% per annum payable in quarterly installments. The entire principal amount is due on or before July 31, 2001. The Company may prepay the Subordinated Note at any time without premium or penalty. Under the terms of the Subordinated Note, upon the issuance by the Company of equity securities generating net proceeds in excess of $14.5 million, the Company shall apply fifty percent of the excess to the prepayment of the Subordinated Note. The payment of principal and interest on the Subordinated Note is subordinated in right of payment, to the extent and in the manner provided therein, to the prior payment in full of all indebtedness to the Bank.

         The Term Loan is collateralized by a first priority lien on all the assets of the Company and bears interest monthly at the Bank's prime rate (8.25% as of October 31, 1996) plus 0.25% through December 1, 1996 and 1.0% thereafter. The Company is required to repay $1.8 million of principal on or before December 1, 1996, $100,000 of principal each month thereafter commencing January 1, 1997 and the balance of $4.7 million on or before January 15, 1998. The Company may prepay the Term Loan at any time without premium or penalty.
In November, the Company prepaid the December 1, 1996 principal payment of $1.8 million through the liquidation of certain short-term investments previously pledged to the Bank and thereby reduced the outstanding principal balance of the Term Loan to $6.0 million. The Term Loan imposes substantially the same operating and financial covenants on the Company as the Credit Facility (discussed below).

         The Company established the Credit Facility in July 1996. Under the terms of the Credit Facility, the Company can borrow and reborrow up to a maximum principal amount of $1.5 million at a variable interest rate equal to the Bank's prime rate (8.25% as of October 31, 1996). The Company had approximately $200,000 of unused credit available under the Credit Facility at October 31, 1996. The Credit Facility matures June 1, 1997 and is collateralized by a first priority lien on all of the assets of the Company. The Credit Facility imposes certain operating and financial covenants on the Company, including, among other things, (i) financial covenants regarding minimum tangible net worth, a minimum fixed charge coverage ratio, a maximum ratio of senior liabilities to tangible net worth and a minimum ratio of current assets to current liabilities, (ii) restrictions on the disposition of assets other than in the ordinary course of business, (iii) covenants to maintain the Company's assets and appropriate insurance coverage and (iv) covenants to deliver from time to time certain financial and other information.

         As of September 30, 1996, the Company was no longer in compliance with the financial covenants of the Term Loan or the Credit Facility. The failure to comply with such covenants constitutes an event of default under the Term Loan and the Credit Facility. The Company is requesting that the Bank waive the event of default. If the Bank declines to grant the waiver, the Bank may exercise its rights under the applicable agreements which include, among other things, the right to declare the Term Loan and the Credit Facility immediately due and payable and the right to sell, lease or otherwise dispose of the Company's assets in satisfaction of the debt. An election by the Bank to accelerate either the Term Loan or the Credit Facility would constitute an event of default under the Subordinated Note and entitle the holder thereof to similarly declare the Subordinated Note immediately due and payable. A decision by the Bank to exercise its rights under the Term Loan or Credit Facility for an event of default would have a material adverse effect on the Company.


         Assuming that the Company meets its planned goals for increased sales, reduced operating expenses and improved collection of accounts receivable, the Company believes that its current cash on hand plus short-term investments, together with cash generated by operations, will be sufficient to fund normal operations and pay interest on outstanding debt obligations for at least the next year. However, there can be no assurance that these goals will be achieved. In addition, the Company will require outside financing to fund additional principal payments under the Term Loan and the Credit Facility for at least the next year and to pay the purchase price for the Corange Securities at year end. The remaining payments on these obligations (excluding interest) total $2.1 million, $2.5 million and $4.8 million in 1996, 1997 and 1998, respectively. Absent an event of default under the Subordinated Note, the Company is not obligated to pay any principal on the Subordinated Note until its maturity on July 31, 2001.

         In September 1996, the Company filed a registration statement with the Securities and Exchange Commission for an underwritten public offering by the Company of 3,000,000 shares of its Common Stock. Based on the price of the Common Stock at that time, the public offering was expected to generate net proceeds of $20 million or more. The net proceeds of the offering were to be used primarily to purchase the Corange Securities and to reduce outstanding indebtedness incurred to finance the PSI Acquisition. The Company has elected not to pursue the public offering at this time and, alternatively, plans to pursue a significantly smaller financing transaction to fund the purchase price for the Corange Securities and part or all of the remaining principal payments under the Term Loan and the Credit Facility. The Company is not presently in negotiations for such financing and there can be no assurance that the Company can secure adequate financing on favorable terms, if at all. If the Company is unable to obtain such financing or the Bank elects to accelerate the maturity of the Term Loan or Credit Facility in the interim, the Company will be unable to make the required payments under the Term Loan or the Credit Facility or to purchase the Corange Securities. Under those circumstances, in order to continue operations the Company would have to pursue an arrangement with its creditors to reschedule the Company's debts, either voluntarily or involuntarily.

         In September 1995, the Company and Poly entered into a research and development agreement to develop the Poly Products using the Company's technology. These products are intended to have dual potential as both stand-alone products and enhancements to The Yellow IRIS(R) family of urinalysis workstations. Under the terms of this agreement, Poly will have the right to use Company technology and any newly-developed technology for developing, manufacturing and marketing the Poly Products as stand-alone devices, and the Company will have the right to use the newly-developed technology for any other purpose and to incorporate the Poly Products into The Yellow IRIS(R) family of products. Poly has retained the Company to conduct research, development, clinical evaluation and premarket testing of the Poly Products. The Company is funding the first $15,000 per month (up to a maximum of $500,000) of the cost of the project, and Poly is reimbursing the Company for the excess. Poly was organized by the Company in June 1995 and subsequently raised net proceeds of approximately $2.0 million in a private offering. The Company has an option until 121 days after termination of the agreement with Poly to acquire all of the common stock of Poly for an aggregate price increasing on August 1, 1997 from $4.4 million to $5.1 million payable in cash or shares of Common Stock of the Company. If the Company elects to exercise its option, the portion of the net cost of the acquisition allocated to completed products would be capitalized and its subsequent amortization would impact future earnings. For the portion of the net cost of the acquisition allocated to in-process research and development, the Company would record a nonrecurring, noncash (if purchased with Common Stock), charge against then current earnings.

PSI AND OTHER RECENT ACQUISITIONS

         In 1995, the Company began implementing a strategy to achieve global IVD imaging leadership by expanding its product line of IVD imaging systems and adding complementary lines of small instruments and supplies.

         In July 1996, IRIS consummated the PSI Acquisition for approximately $16.1 million plus a five-year warrant to purchase 875,000 shares of Common Stock at $8.00 per share. See "-- Liquidity and Capital Resources." For the nine months ended September 30, 1996, total revenues from the IVD imaging business acquired from PSI (the last two months of which are included in the Company's revenues) increased to $4.9 million from $3.7 million, an increase of $1.2 million or 32% over the comparable period of the prior year. This business generated total revenues of $5.4 million, $4.3 million and $3.0 million in 1995, 1994 and 1993, respectively, reflecting annual increases of 25% and 46%, respectively.

         PSI had an international presence and generated 55% and 56% of its total revenue from international sales of the PowerGene(TM) product line for the six months ended June 30, 1996 and the twelve months ended December 31, 1995, respectively. With the PSI Acquisition, the Company acquired PSI's foreign subsidiary headquartered in Chester, England that supports agents and distributors in more than thirty-five countries. Prior to the acquisition, the Company's international sales were not significant. The Company intends to market all of its products globally through the international subsidiary acquired from PSI and to enhance domestic sales of the PowerGene(TM) product line through the Company's existing operations. The Company has not yet applied for regulatory clearances or approvals to market The Yellow IRIS(R) or The White IRIS(R) in most of the foreign countries served by its foreign subsidiary, and there can be no assurance that the Company can secure the necessary clearances and approvals in the relevant foreign jurisdictions. The subsidiary acquired from PSI conducts business in various foreign currencies. Consequently, fluctuations in exchange rates will affect the Company's future consolidated operating results and such fluctuations could have an adverse effect on the Company.

         The Company also acquired additional research and development staff from PSI. PSI expended $797,000, $410,000 and $152,000 for research and development in 1995, 1994 and 1993, respectively. These expenditures were offset by research and development grants from the National Aeronautics and Space Administration and the National Institutes of Health totalling $489,000, $317,000 and $66,000 in 1995, 1994 and 1993, respectively.

         As a result of the PSI Acquisition, the Company recognized a charge against earnings of $7.2 million in the third quarter of 1996 for the acquisition of in-process research and development. In addition, interest expense has increased substantially due to debt incurred in connection with the PSI Acquisition. See "-- Liquidity and Capital Resources."

         In March 1996, the Company purchased the Cen-Slide(R) 1500 System for centrifugal urine sedimentation and manual microscopic examination and certain other products for $788,000. The Company generated revenues from these products of approximately $267,000 from the date of acquisition to September 30, 1996.

         In February 1996, the Company merged with StatSpin for approximately 340,000 shares of Common Stock and the assumption of options and warrants to purchase an additional 126,000 shares of Common Stock in a pooling-of-interests transaction for accounting purposes. Accordingly, the financial statements of the Company have been retroactively restated for all periods presented to include the financial position, results of operations and cash flows of StatSpin. StatSpin manufactures special-purpose centrifuges, application-specific consumable items and other small laboratory instruments. Through this acquisition, the Company acquired sample preparation technologies useful for future IVD imaging applications, as well as access to key distributors for its small laboratory instruments and supplies. StatSpin had net sales of $3.1 million for the nine months ended September 30, 1996 and $3.1 million for the twelve months ended December 31, 1995.

         In June 1995, the Company purchased LDA for approximately 498,000 shares of Common Stock. LDA was a Company-sponsored research and development entity which provided funding for The White IRIS(R) leukocyte differential analyzer under a research and development agreement with the Company. See "-- Overview."

         In March 1995, the Company purchased its digital refractometer product line from Biovation for $850,000 and warrants to purchase 75,000 shares of Common Stock at $8.125 per share. The Company generated revenues from this product line of approximately $302,000 for the nine months ended September 30, 1996.

HEALTHCARE REFORM POLICIES

         In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, nationally, at the state level or both. Future legislation, regulation or payment policies of Medicare, Medicaid, private health insurance plans, health maintenance organizations and other third-party payors could adversely affect the demand for the Company's current or future products and its ability to sell its products on a profitable basis. Moreover, healthcare legislation is an area of extensive and dynamic change, and the Company cannot predict future legislative changes in the healthcare field or their impact on its business.

INFLATION

         The Company does not foresee any material impact on its operations from inflation.

RECENTLY-ISSUED ACCOUNTING STANDARDS

         In December 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation." The Company will adopt the disclosure method as provided for in SFAS No. 123.

         In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of ("Statement 121"). Statement 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used. Statement 121 also addresses the accounting for long-lived assets and certain identifiable intangibles to be disposed of, establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value. Statement 121 was effective for fiscal years beginning after December 15, 1995. The impact of the adoption of Statement 121 was not material to the Company's September 30, 1996 financial statements.

FORWARD-LOOKING STATEMENTS

         Except for historical information, the matters discussed above are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. In addition to those described above, such risks and uncertainties include, among other things, the difficulties of continuing penetration of the capital-intensive worldwide laboratory instrument market, rapid technological change in the microelectronics and software industries, increasing competition from imaging and non-imaging based IVD products, unanticipated technological difficulties in gaining synergies, and potential patent and other litigation with third parties. The Company's most recent Form 10-K and other SEC filings describe these and other additional factors that could cause actual results to differ materially from those described in the forward-looking statements.